U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                    FORM 11-K

                             SEC FILE NUMBER: 0-5485
                                     ----------

                              CUSIP NUMBER:  294037-20-5
                                     ----------
(Check One):
[ } Form 10-K and Form 10-KSB
[ ] Form 20-F
[X] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR
    As of December 31, 1999 and 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                                     ----------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                     ----------
Part I - Registrant Information

                               Viskase Companies, Inc.
-------------------------------------------------------------------------------
                               Full Name of Registrant

                             Envirodyne Industries, Inc.
-------------------------------------------------------------------------------
                               Former Name if Applicable

                               6855 West 65th Street
-------------------------------------------------------------------------------
               Address of Principal Executive Office (Street and Number)

                               Chicago, Illinois 60638
-------------------------------------------------------------------------------
                               City, State and Zip Code

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gordon S. Donovan                 708                  496-4200
-------------------------------------------------------------------------------
(Name)                        (Area Code)            (Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).  [X] Yes     [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?    [ ] Yes     [X] No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Viskase Companies, Inc.
-------------------------------------------------------------------------------
                            (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date:                                by:  /s/ Gordon S. Donovan
      --------------------                -------------------------------------
                                          Vice President,
                                          Chief Financial Officer and Treasurer


























The Retirement Program
for Employees of Viskase
Corporation
Report on Audits of Financial
Statements and
Supplemental Schedules
As of December 31, 1999 and 1998









The Retirement Program for Employees of Viskase Corporation

Index to Financial Statements and Supplemental Schedules
-----------------------------------------------------------------------------


                                                                      Page(s)

Report of Independent Accountants                                         1

Financial Statements:
     Statements of Net Assets Available for Benefits,
          December 31, 1999 and 1998                                      2

     Statements of Changes in Net Assets Available for Benefits,
          for the years ended December 31, 1999 and 1998                  3

     Notes to Financial Statements                                      4-9

Supplemental Schedules:
     Schedule H, Line 4i - Schedule of Assets Held for Investment
          Purposes, as of December 31, 1999 (Unaudited)               10-15
     Schedule H, Line 4j - Schedule of Reportable Transactions,
          for the year ended December 31, 1999 (Unaudited)               16



Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to The Retirement Program for Employees of Viskase Corporation.

                      Report of Independent Accountants

{PRICEWATERHOUSECOOPERS LETTERHEAD]

To the Participants and the Compensation and Benefits Committee of The Retirement Program for Employees of Viskase Corporation

We were engaged to audit the financial statements and supplemental schedules of The Retirement Program for Employees of Viskase Corporation (the "Plan") as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998, as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 7, which was certified by The Northern Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certifications from the trustee as of and for the years ended December 31, 1999 and 1998 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, has been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




Chicago, IL
July 7, 2000

The Retirement Program for Employees of Viskase Corporation

Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
-----------------------------------------------------------------------------

                                                         1999           1998
Assets:
 Investments:
  Short-term investments                          $  4,084,473   $  2,140,131
  Common stock                                      36,511,643     26,983,919
  Corporate bonds                                    4,858,585      3,218,821
  U.S. government and agency obligations             7,402,247      9,860,000
  Other bonds                                        3,082,018      3,095,199
  Common and collective trusts                      28,636,375     29,987,605
                                                  ------------   ------------
   Total investments                                84,575,341     75,285,675
                                                  ------------   ------------
 Receivables:
  Investment income                                    249,545        290,457
  Employer contributions                             1,920,905      1,920,605
  Pending sales receipts                                94,686        180,388
                                                  ------------   ------------
   Total receivables                                 2,265,136      2,391,450
                                                  ------------   ------------
Net assets available for benefits                 $ 86,840,477   $ 77,677,125
                                                  ============   ============

The Retirement Program for Employees of Viskase Corporation

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
-----------------------------------------------------------------------------

                                                         1999           1998
Additions:
 Employer contributions                            $  7,635,650  $  7,682,420
 Investment income:
  Interest income                                     1,230,498     1,025,788
  Dividend income                                     1,421,859     1,403,525
  Net appreciation in fair value of investments       5,094,417     7,605,975
  Net (loss) gain from interest in common and
  collective trusts                                  (1,426,149)    1,418,097
                                                   ------------  ------------
   Total investment income                            6,320,625    11,453,385
                                                   ------------  ------------
     Total additions                                 13,956,275    19,135,805
                                                   ------------  ------------
Deductions:
 Benefit payments                                     4,361,146     3,693,212
 Administrative expenses                                431,777       365,042
                                                   ------------  ------------
     Total deductions                                 4,792,923     4,058,254
                                                   ------------  ------------
Net increase in net assets available for benefits     9,163,352    15,077,551

Net assets available for benefits, beginning of year 77,677,125    62,599,574
                                                   ------------  ------------
Net assets available for benefits, end of year     $ 86,840,477  $ 77,677,125
                                                   ============  ============

The Retirement Program for Employees of Viskase Corporation

Notes to Financial Statements
-----------------------------------------------------------------------------


 1.  Description of the Plan

     The following description of The Retirement Program for Employees of Viskase Corporation (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined benefit plan covering substantially all United States employees of Viskase Companies, Inc. (the "Employer"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Plan benefits

       Regular full-time employees may become plan members ("Participants") upon employment. Participants are entitled to monthly pension benefits beginning at the normal retirement age of 65. In all cases payment must begin by April 1 after a Participant reaches age 70-1/2, even if he has not retired. A Participant is eligible to receive unreduced pension benefits upon early retirement on or after completing ten or more years of credited service and attaining age 62 or accumulating eighty-five points, where each year of age and each year of credited service count for one point.

       The Plan permits early retirement at ages 50 - 62 with ten years of credited service at reduced benefits as specified by the Plan. The Plan also provides for certain death benefits for spouses and disability benefits. Participants are fully vested in their accrued benefits after five years of service. Participants who terminate before rendering five years of service forfeit the right to receive any Plan benefits. Forfeitures are used to reduce Employer contributions.

       Benefits are generally based on a percentage of Participants' compensation earned during the Participant's last three years of credited service. Benefits are reduced by the amount of any retirement benefit the Participant is entitled to receive under any pension plan maintained by the Union Carbide Corporation.

       The normal form of benefit for a single Participant is a life annuity and for a married participant is a joint and survivor annuity. Participants may waive the normal form and elect an optional payment form provided in the Plan.

       Administration expenses

       During 1999 and 1998, expenses of the Plan were paid by the Plan's trustee out of the assets of the Plan.

 2.  Summary of Significant Accounting Policies

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Investments

     The Plan reports investments at fair value. Investments in pooled funds are stated at a value based upon the fair value of the pooled funds' net assets on the last business day of the year.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and uncertainties

     Plan contributions and the actuarial present value of accumulated plan benefits are prepared based on certain assumptions pertaining to interest rates, inflation rates and employee demographics, all of which are subject to change. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term could materially affect Participants' accrued benefits and the amounts reported in the statement of net assets available for benefits.

 3.  Actuarial Present Value of Accumulated Plan Benefits

     Accumulated plan benefits are those estimated future periodic payments that are attributable under the Plan's provisions to services rendered by the Participants to the valuation date. Accumulated plan benefits include benefits expected to be paid to (a) retired or terminated Participants or their beneficiaries, (b) beneficiaries of Participants who have died, and (c) present Participants or their beneficiaries.

     The actuarial present value of accumulated plan benefits is determined by consulting actuaries and is that amount that results from applying actuarial assumptions to adjust the accumulated plan benefits to reflect the time value of money and the probability of payment between the valuation date and the expected date of payment.

     Benefits under the Plan are reported in accordance with the Projected Unit Credit Method. Significant actuarial assumptions are as follows:

     Interest Rate
      Funding                             8.50% per year, compounded annually
      Current Liability                   6.55% per year, compounded annually
      Discount Rate                       6.75%
      Expected Long-Term Rate of Return   9.00% per year, compounded annually
      Retirement Age                      Retirements are assumed to occur at
                                          the rates below:

                                           Age      Rate      Age      Rate
                                          50-54       5%       61       30%
                                             55      10%       62       50%
                                          56-59       5%    63-64       30%
                                             60      20%       65      100%

                                          Average retirement age is age 60.

     Mortality Rates
      Healthy Lives                       1983 Group Annuity Mortality Table.

     Withdrawal Rates                     Table T-8 from The Actuary's
                                          Pension Handbook, net of assumed
                                          mortality.

     Preretirement Spouse's Benefit       It has been assumed that 80% of the
                                          Participants are married, and that
                                          the males are five years older than
                                          the females.

     Asset Valuation Method               The actuarial value of assets is
                                          determined by applying an annual
                                          growth rate (equal to the valuation
                                          interest rate) to the prior year's
                                          actuarial value of assets.  This
                                          value is then adjusted toward
                                          market value by 20% of the
                                          difference between the adjusted
                                          value and the market value.  This
                                          asset value is not allowed to vary
                                          from market value by more than 20%.

     The actuarial present value of accumulated plan benefits as of January 1, 1999 and 1998 is as follows:

                                                      1999           1998
     Accumulated plan benefits:
      Vested benefits
       Participants and beneficiaries currently
        receiving payments                        $32,865,176    $26,587,384
       Other Participants                          29,152,641     29,348,936
                                                  -----------    -----------
         Total vested benefits                     62,017,817     55,936,320

      Nonvested benefits                            3,404,342      3,798,463
                                                  -----------    -----------
     Total actuarial present value of
      accumulated plan benefits                   $65,422,159    $59,734,783
                                                  ===========    ===========

     A net increase in the accumulated plan benefits of $5,687,376 from 1998 to 1999 occurred due to the following: an increase of $9,380,588 from additional benefits accumulating and an increase of interest due to the passage of time and a $3,693,212 decrease due to benefits paid.

     The discount rate decreased from 7.25% at January 1, 1998 to 6.75% at January 1, 1999.

 4.  Net Appreciation in Fair Value of Investments

     The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Net appreciation (depreciation) in the fair value of the Plan's investments is as follows:

                                                       1999           1998
     Common stock                                 $ 6,393,705   $ 7,200,827
     Corporate bonds                                 (238,038)      (38,155)
     U.S. government and agency obligations          (879,192)      448,240
     Other bonds                                     (182,058)       (4,937)
                                                  ------------  ------------
                                                  $  5,094,417  $  7,605,975
                                                  ============  ============

 5.  Investments

     Investments representing five percent or more of the net assets available for benefits at December 31, 1999 and 1998 were as follows:

                                                         1999         1998
     CF Brinson U.S.        Common and collective
      Balanced Fund          trusts                  $26,918,803  $27,098,612

     U.S. Treasury 7.500%   U.S. government security
      Note due 2/15/05                                     -         4,023,550

 6.  Contributions

     The Employer contributes such amounts as are necessary on an actuarial basis to provide the Plan with assets sufficient to meet benefits to be paid to Participants. Annual contributions are made based upon amounts required to meet minimum funding provisions of ERISA. Under current regulations, any contribution made as late as September 15, 2000 may be applied toward the minimum funding requirements for the 1999 plan year. The Employer contributions were sufficient to meet the minimum funding requirements for the 1999 plan year of $7,635,650.

 7.  Summary of Financial Data Certified by the Trustee

     The following investment information, as well as the information included in Note 4 and the accompanying supplemental schedules on pages 11-25, has been certified as complete and accurate by The Northern Trust Company, trustee of the Plan in accordance with Section 2520.103-5 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                                          1999        1998
     Statements of net assets available for benefits:
      Short-term investments                           $4,084,473  $2,140,131
      Common stock                                     36,511,643  26,983,919
      Corporate bonds                                   4,858,585   3,218,821
      U.S. government and agency obligations            7,402,247   9,860,000
      Other bonds                                       3,082,018   3,095,199
      Common and collective trusts                     28,636,375  29,987,605

     Statement of changes in net assets available
      for benefits:
      Interest income                                   1,230,498   1,025,788
      Dividend income                                   1,421,859   1,403,525
      Net gain (loss) from interest in
       common and collective trusts                    (1,426,149)  1,418,097
      Net appreciation in fair value of investments     5,094,417   7,605,975

 8.  Federal Income Tax Status

     The Internal Revenue Service has determined and informed the Employer by a letter dated August 4, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has subsequently been amended. However, the plan administrator believes that the Plan is designed and operated in accordance with the applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

 9.  Plan Termination

     While the Employer has not expressed an intent to terminate the Plan, it is free to do so at any time, subject to any applicable requirements or penalties set forth in ERISA. In the event of termination, the accrued pensions of all affected Participants as of the date of termination shall be fully vested and shall be entitled to a distribution from the Plan. The Plan's net assets would be allocated pursuant to the priority categories set forth in ERISA and PBGC regulations. Whether all Participants receive their benefits will depend on the sufficiency, at that time, of the Plan's net assets to provide those benefits and may also depend on the level of benefits guaranteed by the PBGC.

10.  Reconciliation of Net Assets Available for Plan Benefits to Form 5500

     The net assets available for benefits per the financial statements differ from the Form 5500 by an amount of $1,888 due to benefits payable to participants at December 31, 1999. There were no differences at December 31, 1998.

                                SUPPLEMENTAL SCHEDULES



5500 Supplemental Schedules                      Account Number 6889
31 DEC 99                           Account Name FAMILY CODE FAM6889

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                                Shares/        Historical       Current
Security Description/Asset ID                                                 Par Value           Cost           Value
-----------------------------------------------------------------------------------------------------------------------
Receivables - Other - USD
-----------------------------------------------------------------------------------------------------------------------
Pending trade sales: UNITED STATES DOLLARS                                           0.000     94,686.340    94,686.340
-----------------------------------------------------------------------------------------------------------------------
Total - all currencies                                                                         94,686.34     94,686.34
-----------------------------------------------------------------------------------------------------------------------
Total Receivables - Other - USD                                                                94,686.34     94,686.34


U.S. GOVERNMENT SECURITIES
-----------------------------------------------------------------------------------------------------------------------
United States - USD
FHLMC GROUP C18118 6 11-01-2028  CUSIP 31293EAT7                               348,248.000    345,092.000   319.496.650
FNMA NT 5.25 01-15-2009  CUSIP 31359MEK5                                       540,000.000    506,471.400   476,037.000
FNMA NT 5.625 05-14-2004  CUSIP 31359MES8                                      540,000.000    534,292.200   515,727.000
FNMA POOL #440700 6 DUE 11-01-2028 REG  CUSIP 31380HRV1                        709,060.030    699,310.460   650,059.140
FNMA POOL #456078 6 DUE 12-01-2028 REG  CUSIP 31381BUB3                        703,552.610    695,087.990   645,010.000
FNMA 6.375 DUE 06-15-2009 REG CUSIP 31359MEV1                                  335,000.000    328,457.450   319,700.550
I/O FNMA REMIC TR SER 1997-20 CL IO 1.84GTD MTG PASS THRU  CUSIP 31359N4H1     716,581.960     65,764.500    35,893.590
US TREAS BDS 7.125 DUE 02-15-2023 REG  CUSIP 912810EP9                         958,000.000  1,075,817.740   997,421.700
US TREAS BDS 7.5 DUE 11-15-2016 REG  CUSIP 912810DX3                         1,110,000.000  1,223,164.500 1,186,989.600
US TREAS NTS DTD 00858 5.875 DUE 11-15-2004 BEO  CUSIP 918275S7                185,000.000    182,821.250   181,270.400
US TREAS NTS 5.75 DUE 10-31-2002 REG  CUSIP 9128273L4                          450,000.000    448,132.810   443,677.500
US TREAS NTS 6.125 DUE 08-15-2007 REG  (CV OVER 1 BILLION CUSIP 9128273E0      250,000.000    249,335.940   243,675.000
US TREAS NTS 7.5 DUE 02-15-2005 REG  CUSIP 912827S86                           665,000.000    741,116.050   693,156.100
US TREAS TREAS INFLATION INDEX 3.625 NT DUE 01-15-2008 REG CUSIP 912873T7      700,000.000    706,081.740   694,133.430
-----------------------------------------------------------------------------------------------------------------------
Total United States - USD                                                                   7,800,946.06  7,402,247.66
-----------------------------------------------------------------------------------------------------------------------
Total U.S. Government Securities                                                            7,800,946.0   7,402,247.66

                                                                               Shares/        Historical       Current
Security Description/Asset ID                                                 Par Value           Cost           Value
-----------------------------------------------------------------------------------------------------------------------
CORPORATE DEBT INSTRUMENTS - PREFERRED
-----------------------------------------------------------------------------------------------------------------------
United Kingdom - USD
LLOYDS BNK PLC EUROCLEAR SER 1 FLTG RT PERP NT CALL 12-15 CUSIP 044796480      250,000.000    228,750.000   217,500.000
-----------------------------------------------------------------------------------------------------------------------
Total United Kingdom - USD                                                                    228,750.00    217,500.00


United States - USD
ASIAN DEV BK DEB DTD 09/24/1998 6.375 DUE 10-01-2028 BEO CUSIP 045167AZ6       450,000.000    480,825.000   438,264.000
AT&T CORP 6 DUE 03-15-2009 BEO CUSIP 001957AV1                                 370,000.000    369,130.500   335,719.500
BK 1 CORP NT 6.4 DUE 08-01-2002 BEO CUSIP 06423AAC7                            415,000.000    414,551.800   408,098.550
CAL INFRASTRUCTURE & EDB SPL PURP TR SER97-1-CL A4 6.15 CUSIP 130335AU6        390,000.000    393,001.170   385,152.300
CAPITA EQUIP RECEIVABLES TR SER 1997-1 CL A3 6.12 ABS CTF CUSIP 139701AJ1      102,780.490    102,635.960   102,643.790
CHES & POTOMAC TEL CO VA 7.125 DEB DUE 1-15-02 REG CUSIP 165087AM9             100,000.000     95,224.000   100,674.000
CIT GROUP INC MEDIUM TERM SR NTS BOOK ENTRY-HARRIS 6.5 D CUSIP 12560MBT4       335,000.000    334,715.250   330,765.600
CMO COML MTG AST TR 99-C1 A3 6.64    EXPECTED MAT 9-17- CUSIP 201730AC2        150,000.000    151,462.920   140,649.000
CMO MTG CAP FDG INC 1998-MC1 MTG     PASSTHRU CTF CL A- CUSIP 61910DDP4        160,000.000    161,600.000   152,400.000
COCA COLA ENTERPRISE 6.7 BD DUE      10-15-2036 REG PUT CUSIP 191219BAX2       400,000.000    421,672.000   393,376.000
DAIMLER CHRYSLER N AMER HLDG CORP GTD NT7.2 DUE 09-01-2009 CUSIP 233835AA5     225,000.000    224,757.000   220,169.250
FORD MTR CR CO 5.75 DUE 02-23-2004 BEO CUSIP 345397SH7                         340,000.000    332,010.000   321,327.200
GEN MTRS ACCEP CORP 5.85 DUE 01-14-2009 BEO CUSIP 370425RD4                    170,000.000    154,409.300   151,371.400
GRAND MET INVT CORP 7.45 BD DUE         04-15-2035 REG CUSIP 386088AH1         400,000.000    432,472.000   401,768.000
GREEN TREE LEASE FIN SER 1997-1 CL A3   6.17 ABS CTF DUE 0 CUSIP 393512AC2     195,297.450    195,877.250   195,088.480
HSEHD FIN CORP 5.875 DUE 02-01-2009 BEO CUSIP 441812GE8                        170,000.000    153,154.700   150,244.300
IKON RECEIVABLES LLC SER 1999-2 CL A3A  6.59 DUE 08-15-200 CUSIP 45171WAG2     320,000.000    319,944.740   317,897.600
RESDNTL AST SECURITIZATION TR SER       1997-AB CL A3 7 CT CUSIP 1266916G4      17,055.320     17,038.000    16,970.040
TEXTRON FINL CORP NT 7.125 DUE          12-09-2004 BEO CUSIP 883199AF8         150,000.000    149,244.000   148,243.500
TRANSAMERICA FIN CORP 7.25 DUE          08-15-2002 BEO CUSIP 893502CY8         250,000.000    249,862.500   249,817.500
WORLDCOM INC GA NT 6.125 DUE 08-15-2001 BEO CUSIP 98155KAF9                    260,000.000    259,729.600   256,861.800
1ST UN LBBA SER 1998-C1 CL A2 6.56 PASSTHRU CTF DUE 1 CUSIP 337367AB2          290,000.000    294,341.500   274,354.500
-----------------------------------------------------------------------------------------------------------------------
Total United States - USD                                                                   5,707,659.19  5,491,856.31
-----------------------------------------------------------------------------------------------------------------------
Total Corporate Debt Instruments - Preferred                                                5,936,409.19  5,709,356.31

                                                                               Shares/        Historical       Current
Security Description/Asset ID                                                 Par Value           Cost           Value
-----------------------------------------------------------------------------------------------------------------------
CORPORATE DEBT INSTRUMENTS - OTHER
-----------------------------------------------------------------------------------------------------------------------
United Kingdom - USD
NATL WESTMINSTER BK EUROCLEAR SER C PERPVAR RT BD 11-29-49 CUSIP 046260592     150,000.000    129,656.250   126,000.000
-----------------------------------------------------------------------------------------------------------------------
Total United Kingdom - USD                                                                    129,656.25    126,000.00


United States - USD
CMO CR SUISSE 1ST BSTN MTG SECS CORP    5.96 DUE 12-17-2007 CUSIP 22540AJL3    201,658.210    198,538.810   190,929.990
CMO GMAC COML MTG SEC INC MTG PASSTHRU  CTF SER 99-C3 CL A CUSIP 361849GX4     205,000.000    205,001.290   200,248.100
CMO LB COML CONDUIT MTG TR 1999-C1 MTG  PASSTHRU CTF CL A- CUSIP 501773CS2     360,000.000    363,463.600   343,137.600
COML MTG NATIONSLINK FDG CORP SER 1999-ICL-A1 6.316 CUSIP 63859CBS1            550,000.000    558,250.000   508,013.000
SPRINT CAP CORP MEDIUM TERM NTS 6.5 DUE 11-15-2001 BEO CUSIP 85207EAA9         240,000.000    238,500.000   237,724.800
WMX TECHNOLOGIES INC 7.1 SR NTS DUE     08-01-2026 PUTTABL CUSIP92929QAQ0      400,000.000    399,780.000   370,660.000
-----------------------------------------------------------------------------------------------------------------------
Total United States - USD                                                                   1,963,533.70  1,850,713.49
-----------------------------------------------------------------------------------------------------------------------
Total Corporate Debt Instruments - Other                                                    2,093,189.95  1,976,713.49


                                                                               Shares/        Historical       Current
Security Description/Asset ID                                                 Par Value           Cost           Value
-----------------------------------------------------------------------------------------------------------------------
CORPORATE STOCK - COMMON
-----------------------------------------------------------------------------------------------------------------------
Netherlands Antilles - USD
SCHLUMBERGER LTD COM ISIN AN8068571086                                           6,000.000    397,719.120   375,962.400
-----------------------------------------------------------------------------------------------------------------------
Total Netherlands Antilles - USD                                                              397,719.12    375,962.40

Panama - USD
CARNIVAL CORP COM CUSIP 143658102                                                2,825.000     40,791.060   135,070.310
-----------------------------------------------------------------------------------------------------------------------
Total Panama - USD                                                                             40,791.06    135,070.31

United States - USD
#REORG DAYTON-HUDSON CORP COM N/C TO    TARGET CORP #2-853CUSIP 239753106        8,500.000    406,256.950   624,218.750
AGILE SOFTWARE CORP DEL COM CUSIP 00846X105                                      1,775.000    308,850.000   385,591.020
AGILENT TECHNOLOGIES INC COM CUSIP 00846U101                                     4,575.000    181,068.750   353,704.690
ALCOA INC COM STK CUSIP 013817101                                                4,100.000    305,718.140   340,300.000
AMER INTL GROUP INC COM CUSIP 026874107                                          8,600.000    406,365.950   929,875.000
AMER ON-LINE COM CUSIP 02364J104                                                 3,900.000    243,153.570   295,912.500
ANALOG DEVICES INC COM CUSIP 032654105                                           4,400.000    317,064.000   409,200.000
APPLIED MATERIALS INC COM CUSIP 038222105                                        2,150.000    116,082.590   272,378.130
ARIBA INC COM CUSIP 04033V104                                                      950.000     92,357.810   168,506.250
ASPECT DEV INC COM CUSIP 045234101                                               2,025.000    100,740.980   138,712.500
AT & T CORP COM STK CUSIP 001957109                                              7,500.000    440,775.000   381,093.750
BELLSOUTH CORP COM STK CUSIP 079860102                                           7,000.000    250,645.500   327,687.500
BLOCKBUSTER INC CL A CL A ISIN #US0936791088 CUSIP 093679108                    15,975.000    239,852.000   213,665.630
BRISTOL MYERS SQUIBB CO COM CUSIP 110122108                                      4,400.000    234,707.230   282,425.000
BURL RES INC COM CUSIP 122014103                                                 9,800.000    424,422.360   324,012.500
CAP 1 FNCL COM CUSIP 14040H105                                                   6,700.000    310,777.170   322,856.250
CHARTER COMMUNICATIONS INC DEL CL A CUSIP 16117M107                             11,850.000    225,150.000   259,218.750
CIRCUIT CY STORES INC COM CUSIP 172737108                                        7,275.000    297,958.540   327,829.690
CISCO SYS INC COM CUSIP 17275R102                                               11,200.000    114,762.300 1,199,800.000
CITIGROUP INC COM CUSIP 172967101                                                7,500.000    297,014.000   417,656.250
CLEAR CHANNEL COMMUNICATIONS INC COM CUSIP 184502102                             2,250.000    163,111.050   200,812.500
COMCAST CORP CL A SPL CUSIP 200300200                                            8,000.000    288,543.200   404,500.000
COMPUTER SCI CORP COM CUSIP 205363104                                            4,750.000    249,483.550   449,468.750
CONOCO INC COM STK CUSIP 208251306                                              11,800.000    271,400.000   292,050.000
CORNING INC COM CUSIP 219350105                                                  6,200.000    474,591.500   799,412.500
E-TEK DYNAMICS INC COM CUSIP 269240107                                           1,790.000    169,920.580   240,978.750
ELECTR ARTS COM CUSIP 2858512109                                                 7,800.000    580,157.600   655,200.000
ELI LILLY & CO COM CUSIP 532457108                                               4,000.000    312,656.000   266,000.000
EMC CORP MASS COM CUSIP 268648102                                                4,700.000    255,747.830   513,475.000
ENRON CORP COM CUSIP 293561106                                                   8,200.000    265,155.020   363,875.000
EOG RESOURCES INC COM CUSIP 26875P101                                           15,700.000    307,983.640   275,731.250
EXXON MOBIL CORP COM CUSIP 30231G102                                             6,300.000    396,947.250   507,543.750
FHLMC VTG COM CUSIP 313400301                                                    7,000.000    303,046.800   329,437.500
FINOVA GROUP INC COM CUSIP 317928109                                                 0.000          0.000         0.000
FNMA COM STK CUSIP 313586108                                                     4,900.000    180,247.870   305,943.750
GEN ELEC CO COM CUSP 369604103                                                   9,900.000    333,884.260 1,532,025.000
GENENTECH INC COM STK CUSIP 368710406                                            4,800.000    318,982.440   645,600.000
GUIDANT CORP COM STK CUSIP 401698105                                             6,100.000    162,453.980   286,700.000
HOME DEPOT INC COM CUSIP 437076102                                              16,086.000    251,283.480 1,105,912.500
INTEL CORP CAP CUSIP 458140100                                                   4,250.000    171,974.580   349,828.130
INTL BUSINESS MACH CORP CAP CUSIP 459200101                                      4,900.000    467,289.610   528,587.500
JDS UNIPHASE CORP COM ISIN US46612J1016 CUSIP 46612J101                          2,550.000    309,500.390   411,346.880
JOHNSON & JOHNSON COM CUSIP 478160104                                            3,300.000    257,785.690   307,725.000
KOHLS CORP COM CUSIP 500255104                                                   8,000.000    212,216.450   577,500.000
LOWES COS INC COM CUSIP 548661107                                                2,500.000    139,577.750   149,375.000
LUCENT TECHNOLOGIES INC COM STK CUSIP 549463107                                  7,300.000     93,540.830   547,500.000
MARSH & MC LENNAN CO'S INC CUSIP 571748102                                       4,900.000    450,837.730   468,868.750
MBNA CORP COM CUSIP 55262L100                                                   19,000.000    398,349.450   517,750.000
MCI WORLDCOM INC COM CUSIP 55268B106                                             9,375.000    253,097.100   497,460.940
MEDTRONIC INC COM CUSIP 585055106                                               10,800.000    218,332.320   393,525.000
MERCK & CO INC COM CUSIP 589331107                                               5,600.000    352,283.680   376,250.000
MICROSOFT CORP COM CUSIP 594918104                                               7,950.000    251,820.080   928,162.500
MORGAN STANLEY DEAN WITTER & CO COM NEW ISIN #6174464486 CUSIP 617446448         2,500.000    327,962.500   356,875.000
NATL SEMICONDUCTOR CORP COM CUSIP 637640103                                     15,600.000    565,948.920   667,875.000
NEXTEL COMMUNICATIONS INC CL A COM STK CUSIP 65332V103                           3,500.000    311,705.800   360,937.500
OPEN MKT INC COM CUSIP 68370M100                                                 2,650.000     94,725.840   119,581.250
PAYCHEX INC COM CUSIP 704326107                                                 10,650.000    188,331.610   426,000.000
PROCTER & GAMBLE CO COM CUSIP 742718109                                          2,500.000    200,487.500   273,906.250
PROVIDIAN FINL CORP W/I COM STK CUSIP 74406A102                                  3,800.000    323,201.760   346,037.500
SCHERING-PLOUGH CORP COM CUSIP 806605101                                         5,650.000    222,089.070   239,418.750
SIEBEL SYS INC COM CUSIP 826170102                                               2,100.000    151,233.020   176,400.000
SOLECTRON CORP COM CUSIP 834182107                                               8,050.000    167,974.670   765,756.250
SUN MICROSYSTEMS INC COM STK $.00067 PAR CUSIP 866810104                         8,150.000    286,961.090   631,115.630
SYMBOL TECHNOLOGIES INC COM CUSIP 871508107                                      8,750.000    341,674.480   556,171.880
TELLABS INC COM CUSIP879664100                                                   7,000.000    209,751.650   449,312.500
TERADYNE INC COM CUSIP 880770102                                                 5,750.000    321,540.580   379,500.000
TIME WARNER INC COM CUSIP 887315109                                              6,000.000    265,102.800   433,875.000
TX INSTRS INC COM CUSIP 882508104                                                5,200.000    283,813.930   502,450.000
VERITAS SOFTWARE CORP CUSIP 923436109                                            1,750.000    176,499.890   250,468.750
VITESSE SEMICONDUCTOR CORP COM CUSIP 928497106                                   8,200.000    275,101.030   429,987.500
WAL-MART STORES INC COM CUSIP 931142103                                         17,850.000    257,663.580 1,233,881.250
WALGREEN CO COM CUSIP 931422109                                                 12,200.000     93,529.760   356,850.000
WELLS FARGO & CO NEW COM STK CUSIP 949746101                                     9,025.000    377,356.350   364,948.440
WILLIAMS COMMUNICATIONS GROUP INC COM CUSIP 969455104                            7,400.000    208,855.820   214,137.500
-----------------------------------------------------------------------------------------------------------------------
Total United States - USD                                                                  19,827,436.20 32,738,676.06
-----------------------------------------------------------------------------------------------------------------------
Total Corporate Stock - Common                                                             20,265,946.38 33,249,708.77

                                                                               Shares/        Historical       Current
Security Description/Asset ID                                                 Par Value           Cost           Value
-----------------------------------------------------------------------------------------------------------------------
VALUE OF INTEREST IN COMMON/COLLECTIVE TRUSTS
-----------------------------------------------------------------------------------------------------------------------
United States - USD
CF BRINSON U.S BALANCED CUSIP 108990CF7                                       123,281.290 23,115,709.470 26,918,802.530
COLTV MID CAP GROWTH FD CUSIP 19499993                                         65,183.000    757,257.700  1,717,572.050
NORTHN TR COLTV SMALL CAP GROWTH EQTY FD CUSIP 6659599546                      69,587.000    693,314.330  1,302,668.640
-----------------------------------------------------------------------------------------------------------------------
Total United States - USD                                                                 24,566,281.50  29,939,043.22
COLTV SHORT TERM INVT FD                                                    3,635,109.470  3,635,109.470  3,635,109.470
COLTV SHORT TERM INVT FD                                                      384,735.800    449,363.580    449,363.580
-----------------------------------------------------------------------------------------------------------------------
Total United States - USD                                                                  4,084,473.05   4,084,473.05
Total Value of Interest in Common/Collective Trusts                                       28,650,754.55  34,023,516.27


VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES
-----------------------------------------------------------------------------------------------------------------------
International - USD
MFB NORTHN INSTL FDS INTL GROWTH        PORTFOLIO CL A CUSIP 665278594        153,667.870  1,639,290.17   1,959,265.340
-----------------------------------------------------------------------------------------------------------------------
Total International - USD                                                                  1,639,290.17   1,959,265.34
-----------------------------------------------------------------------------------------------------------------------
Total Value of Interest in Registered Investment Com                                       1,639,290.17   1,959,265.34


OTHER
-----------------------------------------------------------------------------------------------------------------------
Canada - USD
ONT PROV CDA 7.75 DUE 06-04-2002 REG CUSIP 682234HA9                          250,000.000    248,906.250    254,532.500
-----------------------------------------------------------------------------------------------------------------------
Total Canada - USD                                                                           248,906.25     254,532.50
-----------------------------------------------------------------------------------------------------------------------
Total Other                                                                                  248,906.25     254,532.500
-----------------------------------------------------------------------------------------------------------------------
Total                                                                                     66,730,128.89  84,670,026.68


The Retirement Program for Employees of Viskase Corporation

Schedule H, Line 4j - Schedule of Reportable Transactions (Unaudited)
For the Year Ended December 31, 1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                                  (h)
      (a)                (b)                      (c)             (d)             (g)        Current Value        (i)
  Identity of      Description of              Purchase        Selling           Cost         of Asset on      Net Gain
Party Involved          Asset                    Price          Price         of Assets     Transaction Date  or (Loss)
-----------------------------------------------------------------------------------------------------------------------
                   Purchases of Short Term
                   Investment Funds          $65,092,981             -       $65,092,981    $65,092,981           -

                   Sales of Short Term
                   Investment Funds               -          $63,148,637     $63,148,637    $63,148,637           -

Columns E and F, Lease Rental and Expenses incurred with Transactions respectively, have been omitted as they are not applicable.